Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Penn Virginia Corporation

Commission File No.: 001-13283

Subject Company: Penn Virginia Corporation

This filing relates to the proposed merger of Dragon Merger Sub Inc. (“Merger Sub”) with Penn Virginia Corporation (“Penn Virginia”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2018 (the “Merger Agreement”), by and among Denbury Resources, Inc. (“Denbury”), Penn Virginia, DR Sub LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Penn Virginia on October 29, 2018, and is incorporated by reference into this filing.

On October 30, 2018, Penn Virginia began sending this letter to its Royalty Interest Partners. The letter relates to Denbury’s pending acquisition of Penn Virginia.

Dear [Royalty Interest Partner]:

As a trusted partner to Penn Virginia, I wanted to personally reach out to you with some exciting news about our company. Last night, we announced that Penn Virginia and Denbury Resources will combine in a stock and cash transaction creating a leading, diversified mid-cap oil producer with high-quality oil-weighted assets and enhanced financial strength.

Penn Virginia and Denbury share complementary attributes, and we believe this combination will create a company positioned for long-term success with a strong production growth trajectory.

As part of a larger and more diversified company, we plan to leverage our combined resources to the benefit of our stakeholders. We value the relationships we have with all of our Royalty Partners.

We expect this transaction to close in the first quarter of 2019, subject to shareholder and regulatory approvals and other conditions. In the meantime, it will be business as usual. We will honor all contracts in place, and we do not expect this transaction to adversely impact our day-to-day operations or how we work with you.

If you have any additional questions about this announcement, please do not hesitate to reach out to your usual contact at Penn Virginia.

Thank you for your continued support.

Sincerely,

[                        ]

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Denbury Resources Inc. (“Denbury”) or Penn Virginia Corporation (“Penn Virginia”) for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Denbury or Penn Virginia; (5) the ability of Denbury and Penn Virginia to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Penn Virginia’s overall business, including those more fully described in Penn Virginia’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Denbury’s overall business and financial condition, including those more fully described in Denbury’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Penn Virginia nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Penn Virginia and Denbury for their consideration. Denbury will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Penn Virginia and Denbury. Each of Penn Virginia and Denbury will provide the joint proxy statement/prospectus to their respective shareholders. Penn Virginia and Denbury also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Penn Virginia or Denbury may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND DENBURY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Penn Virginia’s Investor Relations website (www.https://ir.pennvirginia.com/) (for documents filed with the SEC by Penn Virginia) or Denbury Investor Relations website (https://www.denbury.com/investor-relations/) (for documents filed with the SEC by Denbury).

Participants in the Solicitation

Penn Virginia, Denbury, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Penn Virginia and Denbury shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Penn Virginia and Denbury shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Penn Virginia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2018 and Form 8-K filed with the SEC on September 12, 2018. You can find more detailed information about Denbury’s executive officers and directors in its definitive proxy statement filed with the SEC on April 12, 2018. Additional information about Penn Virginia’s executive officers and directors and Denbury’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.